SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                SCHEDULE 14D-9/A

                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
             SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934


                                (AMENDMENT NO. 2)


                           EUROWEB INTERNATIONAL CORP.
                            (NAME OF SUBJECT COMPANY)

                           EUROWEB INTERNATIONAL CORP.
                      (NAME OF PERSON(S) FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    298801101
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                 Frank R. Cohen
                          CFO, Secretary and Treasurer
                                 445 Park Avenue
                                   15th Floor
                               New York, NY 10022
                                Tel: 212-758-9870

                     (NAME, ADDRESS AND TELEPHONE NUMBER OF
             PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS
                  ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                 WITH A COPY TO:

                             Jeffrey E. Cohen, Esq.
                              Coudert Brothers LLP
                           1114 Avenue of the Americas
                               New York, NY 10036
                                Tel: 212-626-4936

     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. [ ]

     This Amendment No. 2 amends and supplements the Statement on Schedule 14D-9 (the "Statement") initially filed with the Securities and Exchange Commission (the "SEC") on March 4, 2002, in response to the offer by Everest Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Pansource B.V. ("Pansource"), a private company with limited liability incorporated under the laws of the Netherlands and an indirect wholly owned subsidiary of Koninklijke KPN N.V. ("KPN"), a company incorporated under the laws of the Netherlands, to purchase all outstanding shares of common stock, par value $0.001 per share (the "Shares"), of EuroWeb International Corp., a Delaware corporation (the "Company"), at a price of $2.25 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 20, 2002 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal" which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the "Offer").

     This Amendment No. 2 is being filed by the Company.

ITEM 3.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

ITEM 3 of the Statement is hereby supplemented with the following additional information:

     On March 20, 2002, the KPN Group announced that it was extending its tender offer until 5:00 p.m. New York City time on April 4, 2002, and raising the offer price from $2.25 per Share to $2.70 per Share net to the seller in cash, without interest (the "Amended Offer Price"), upon the terms and subject to the conditions set forth in the Supplement to the Offer to Purchase dated March 20, 2002 (the "Offer Supplement") and in the related Letter of Transmittal (the "Amended Letter of Transmittal" which, together with the Offer Supplement, as each may be amended or supplemented from time to time, constitute the "Amended Offer"). In connection with the Amended Offer, the KPN Group caused to be filed with the SEC on March 20, 2002, an Amendment Number 3 to the Schedule TO filed by the Purchaser, Pansource, KPN and KPN Telecom B.V. The KPN Group also announced that the plaintiffs in the two Delaware actions filed against the Company in relation to the Offer had agreed in principle to settle their litigation in connection with the Amended Offer Price. The KPN Group further stated that the Amended Offer Price represented the maximum price that it would be prepared to pay to acquire Shares pursuant to the Offer.

ITEM 4.    THE SOLICITATION OR RECOMMENDATION

     ITEM 4 (a) of the Statement is hereby supplemented with the following additional information:

     At a meeting of the Special Committee held on March 21, 2002, the Special Committee determined that the Amended Offer Price was inadequate. The Special Committee recommends that stockholders reject the Offer and not tender their Shares in the Offer.

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

     ITEM 4 (b) of the Statement is hereby supplemented with the following additional information:

     On March 20, 2002 the KPN Group amended the Offer and Parent issued a press release announcing the Amended Offer.

     On March 21, 2002, the Special Committee met to formally consider the Amended Offer. After considering the Amended Offer, the Special Committee determined that the Amended Offer Price was not adequate and unanimously voted to recommend that stockholders reject the Amended Offer and not tender their Shares in the Amended Offer.

     The Special Committee notes that the Amended Offer Price is 20% higher than the original offer price and that the Amended Offer Price represents a premium of approximately 67.7% over the per share closing price of $1.61 for the Company's Shares on February 19, 2002 (which date was the business day prior to the announcement of the original Offer).

     The Special Committee also is conscious of the fact that by fully valuing the Company's net cash position the Amended Offer Price addresses one of the Special Committee's principal concerns with the original Offer.

     Nevertheless, the Special Committee believes that the Amended Offer is not adequate because it places no value on any of the other assets of the Company (i.e., its property and equipment, accounts receivable, pre-paid expenses, investment in Euroweb Rt., intangible assets and a note receivable).

     More importantly, the Amended Offer assigns no positive value to either the Company's present business or its future prospects. The Special Committee did not calculate a value for the Company's present business or future prospects, but believes that the Company's business has a positive value in light the Company's revenues ($8.014 million for 2001 versus $4.397 million for 2000, as reported in the Company's Form 10-KSB for the year ended December 31, 2001) and ongoing operations and prospects.

     As noted above, the Special Committee recognizes that the Amended Offer Price represents a significant premium to the pre-Offer price of the Shares in the market. The Special Committee believes, however, that the Company's stock trading price is not a determinative indication of the Company's value given the small public "float", the lack of analyst coverage and the relatively limited trading in the Shares prior to the Offer.

     The Special Committee also recognizes that it is possible that if the Amended Offer were to expire without the Minimum Condition having been satisfied and the Amended Offer completed, the trading price of the Company's Shares might once again trade at the levels that prevailed prior to the announcement of the Offer. The Special Committee has also taken note of the statements of the KPN Group in the Offer Supplement that the Amended Offer Price represents the "maximum price" that Purchaser is prepared to pay to acquire Shares in the Amended Offer. In light of this statement the Special Committee believes that Public Stockholders should not expect a higher cash offer from the KPN Group if the Amended Offer fails to garner sufficient support and expires. The Special Committee believes, however, that the possible impact on the trading price of the Shares if the Amended Offer were to fail is not a sufficient reason for the Special Committee to recommend the Amended Offer in light of the considerations discussed above.

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
     The Special Committee has not engaged the services of an independent financial advisor to evaluate the terms of the Amended Offer.

     The description set forth above is not intended to be exhaustive but summarizes the primary factors considered by the Special Committee. The Special Committee did not find it practical to, and did not, quantify or otherwise assign relative weights to the specific factors considered, although, as noted above, the Special Committee gave primary consideration to the fact that the Amended Offer Price does not assign any positive value at all to the Company's non- cash assets, its ongoing business or its future prospects. Individual members of the Special Committee may have given different weights to the factors considered. After weighing all of these considerations, as noted above, the Special Committee voted to reject the Amended Offer and recommend that holders of Shares not tender their Shares in the Amended Offer.

     The Special Committee's determination is a statement of the position of the Special Committee on behalf of the Company. The Special Committee's determination does not preclude any stockholder of the Company who so desires from tendering Shares into the Amended Offer and receiving the Amended Offer Price if the Amended Offer is consummated in accordance with its terms and conditions.

     ITEM 4 (c) of the Statement is hereby supplemented with the following additional information:

     Except for KPN Telecom, after reasonable inquiry and to the best of the Company's knowledge, each executive officer, director, affiliate or subsidiary of the Company who owns (beneficially or of record) issued and outstanding Shares currently does not intend to tender to the Purchaser any such Shares as of the expiration date of the Amended Offer.

ITEM 8.    ADDITIONAL INFORMATION

     ITEM 8 of the Statement, as amended by Amendment No. 1 to the Schedule 14D-9 filed by the Company on March 12, 2002, is hereby supplemented with the following additional information:

     A complaint against the Company and the other defendants in the Suan Investments action in relation to the original Offer containing allegations and seeking relief similar to the complaint in the Suan Investments action was filed in Delaware Chancery Court by Laurence Paskowitz on March 5, 2002. This suit has not been served on the Company or any of the individual members of the Special Committee. In light of the recommendation by the Special Committee that the stockholders reject the original Offer Price, it is not clear what relevance, if any, this action has for the Company or for the individual directors who serve on the Special Committee.

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
     The Special Committee notes that the KPN Group's Offer Supplement states that the plaintiffs in the Suan and Paskowitz actions have agreed, in principle, to settle their litigation against all defendants in connection with the increased offer price, subject to certain conditions and qualifications, including, among others, the consummation of the Amended Offer.

     On March 19, 2002, an offer was made to the KPN Group for all of its common stock of the Company at $2.50 per Share (the "Klenner Offer"). The Klenner Offer was made by Mr. Peter Klenner, a founder and former CEO of the Company, in a letter to KPN. Mr. Klenner's letter to KPN indicates that it is Mr. Klenner's intention to keep the Company public and merge it with AMTEL Hang es Internet Kommunikacio Magyarorszag Kft. (a Hungarian virtual network operator with offices in Hungary and Slovakia) ("AMTEL") and Malibu Telecommunications Ltd. (a Maltese company with a data network license to provide voice telephone services to select customers in Malta), with AMTEL being the surviving entity. As a condition of this merger, the Company would be required to issue 1,300,000 of its common shares plus 500,000 options exercisable at $3.50 per Share to AMTEL's shareholders. The merged entity would be obliged to pay the shareholders selling the Company's stock. The letter further states that the $2.50 per Share will be offered to all other stockholders of the Company if the KPN Group accepts this offer. No timetable is provided in Mr. Klenner's letter with respect to the proposed transactions. Because any offer to stockholders other than KPN depends upon KPN agreeing to sell its Shares and because KPN has not agreed to sell its Shares, the Special Committee has not considered the Klenner Offer on behalf of the Company's Public Stockholders. The Special Committee believes that it is unlikely that KPN will agree to sell its Shares in response to the Klenner Offer as it is presently constituted. The Special Committee's belief is based entirely on KPN's Offer Supplement states in pertinent part that while the "KPN Entities have not had an opportunity to review the [Klenner Offer] in detail, at this time they do not expect to pursue it further since, among other things, its cash value is below the $2.70 Amended Offer Price".

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



                                    SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                             EUROWEB INTERNATIONAL CORP.

                             By: /s/ Frank R. Cohen
                                 Name: Frank R. Cohen
                                 Title: CFO, Secretary and Treasurer



Date: March  25, 2002